Material Fact

In view of the news published by the Brazilian newspaper Valor Econômico, dated as of April 24th, 2006, about possible acquisition, by Itaú, of banking assets in Brazil and Latin America, we hereby inform that Itaú is actually exploring options in order to expand its operations in such markets.

At this time, there is no formal agreement, reason why any further release would be premature.

Itaú shall immediately communicate the conclusion of any negotiation.

São Paulo, April 24th, 2006.

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
ITAÚSA - INVESTIMENTOS ITAÚ S.A	BANCO ITAÚ HOLDING FINANCEIRA S.A.